Free Writing Prospectus Dated May 9, 2025 Filed Pursuant to Rule 433 Registration No. 333-286531

i-80 Gold Corp.

BOUGHT DEAL TREASURY OFFERING OF UNITS

MAY 9, 2025

The securities described herein will be offered by way of a prospectus supplement to a final base shelf prospectus in each of the provinces and territories of Canada except Quebec. A prospectus supplement containing important information relating to the securities described in this document has not yet been filed with the applicable Canadian securities regulatory authorities.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement and any amendment thereto that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. The issuer will file a prospectus supplement to the prospectus with the SEC. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank of Canada Financial Inc. by phone at (416)-869-8414 or email at NBF-Syndication@bnc.ca.

Issuer:	i-80 Gold Corp. (“i-80” or the “Corporation”).

Offering:	320,000,000 units of the Corporation (the “Units”), each Unit consisting of one common share (a “Common Share”) of the Corporation and one-half of one Common Share purchase warrant (together the “Offering”).

Warrant:	Each whole warrant (a “Warrant”) will entitle the holder thereof to purchase one Common Share at an exercise price of US$0.70 for a period of 30 months following the Closing Date of the Offering (as defined herein).

Issue Price:	US$0.50 per Unit.

Gross Proceeds:	US$160,000,000 (US$184,000,000 if the Over-Allotment Option is exercised in full).

Over-Allotment Option:	The Corporation has granted the Underwriters an option (the “Over-Allotment Option”) exercisable in whole or in part to acquire Units, Common Shares, and/or Warrants for a period up to 30 days following the Closing Date (as defined below) to purchase up to an additional 15% of the Offering solely for market stabilization purposes and to cover over-allotments, if any.

Use of Proceeds:	The Corporation intends to use the net proceeds of the Offering on growth expenditures in support of i-80’s new development plan in Nevada, and for general corporate purposes, as more particularly described in the respective U.S. and Canadian prospectus supplements which are anticipated to be filed on May 13, 2025.

Form of Offering:

Public offering in all provinces and territories of Canada, other than Quebec (the “Canadian Jurisdictions”), pursuant to a prospectus supplement (the “Canadian Supplement”) to the Corporation’s final base shelf prospectus dated June 21, 2024 (together, the “Canadian Prospectus”) filed with the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada in accordance with the Canadian Securities Administrators’ National Instrument 44-102 – Shelf Distributions (“NI 44-102”) and applicable securities laws in the applicable Canadian jurisdictions.

Registered public offering in the United States (the “U.S. Jurisdictions” and together with the Canadian Jurisdictions, the “Jurisdictions”) by way of a prospectus supplement to the Corporation’s U.S. base shelf prospectus on Form S-3 dated April 14, 2025 (333-286531), as amended and declared effective by the SEC on May 7, 2025 (the “U.S. Prospectus, and together with the Canadian Prospectus, the “Prospectuses”) with the United States Securities and Exchange Commission as required pursuant to the applicable paragraph of Rule 424 of the Securities Act of 1933, as amended (the “Securities Act”). The offer and sale of Units in the United States is limited to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and institutional accredited investors under Rule 501(a)(1), (2), (3) and (7) of the Securities Act in each case pursuant to available exemptions from any applicable securities or “blue sky” laws of any state of the United States.

Private placement to offshore investors pursuant to prospectus or registration exemptions in accordance with applicable laws.

Free Writing Prospectus Dated May 9, 2025 Filed Pursuant to Rule 433 Registration No. 333-286531

Form of Underwriting:	Bought deal, subject to the entering into an underwriting agreement containing “Disaster Out”, “Regulatory Out”, and “Material Adverse Change Out” clauses running until the Closing Date, and other conventional bought deal termination provisions.

Listing:	Application will be made to list the Common Shares issuable pursuant to the Offering (including Common Shares underlying the Warrants) on the Toronto Stock Exchange (the “TSX”) and the NYSE American Exchange (the “NYSE American”). The Corporation will use commercially reasonable efforts to list the Warrants on the TSX and/or the NYSE American. Listing will be subject to fulfilling all the listing requirements of the TSX and NYSE American, respectively. The Corporation’s existing common shares are currently listed on the TSX under the symbol “IAU” and on the NYSE American under the symbol “IAUX”.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs, TFSAs, and FHSAs.

Co-Bookrunners:	National Bank Financial Inc., and Cormark Securities Inc.

Commission:	5.0% of the gross proceeds of the Offering, including the Over-Allotment Option, if exercised.

Closing Date:	On or about May 16, 2025 (the “Closing Date”).

An investment in the securities involves significant risk that should be carefully considered by prospective investors before purchasing securities. The risks outlined in the Prospectuses and in the documents incorporated by reference should be carefully reviewed and considered by prospectus investors in connection with any investment in the securities.

No person is authorized by the Corporation to provide any information or to make any representation other than as contained in the Prospectuses in connection with the issue and sale of the securities offered thereunder.

Prospective investors should be aware that the acquisition of securities may have tax consequences both in the United States and Canada. Such consequences may not be described fully in the Prospectuses. Prospective investors should read the tax discussion in the applicable Prospectuses with respect to the offering of securities and consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under United States federal securities law may be adversely affected by the fact that the Corporation is incorporated under the laws of the Province of British Columbia, Canada, some of the Corporation’s officers and directors may be residents of a country other than the United States, and some or all of the experts, underwriters, dealers or agents named in the Prospectuses may be residents of a country other than the United States, and a portion of the assets of the Corporation and such persons may be located outside of the United States.

The securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission or regulatory authority nor has the SEC or any state securities commission passed upon the accuracy or adequacy of the Prospectuses. Any representation to the contrary is a criminal offense.